May 18,
2021
Via Email

Brian McGrady
MainStay CBRE Global Infrastructure Megatrends Fund
51 Madison Avenue
New York, NY 10010

               MainStay CBRE Global Infrastructure Megatrends Fund (the    Fund
  )
               Initial Registration Statement on Form N-2
               File Nos. 333-255283 and 811-23654

Dear Mr. McGrady,

       On April 16, 2021, the MainStay CBRE Global Infrastructure Megatrends Fund (the
   Fund   ) filed a registration statement on Form N-2 under the Securities Act
of 1933 (   Securities
Act   ) and the Investment Company Act of 1940 (   1940 Act   ). We have
reviewed the filing and
have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General
1. We note that the registration statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Please advise us if you have submitted or expect to submit any exemptive applications or no-
   action requests in connection with your registration statement.
3. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
4. Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the offering, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.
5. Please tell us if you have presented or will present any    test the waters
  materials to potential
   investors in connection with the offering. If so, please provide us with copies of such materials.



 Brian McGrady
May 18, 2021
Page 2 of 10


PROSPECTUS

Prospectus Cover Page
6. Please streamline the description of the    Investment Strategies.    The
cover page need only
   identify the type of fund or a brief description of the Fund's investment objective(s). See
   Item 1.1. of Form N-2.
Investment Strategies
7. Please delete from the definition of infrastructure company, companies that provide services
   to    companies engaged in the ownership, management, development, construction,
   renovation, enhancement, or operation of infrastructure assets, or explain how including such service providers as infrastructure companies complies with the reasonable definition requirement of Rule 35d-1.
Limited Term
8. Based on the disclosure that the Termination Date,    may be extended one or
more times by
   the Board of Trustees prior to the first business day of the sixth month before the next
   occurring Extended Termination Date,    the Board appears to be able to
extend the original
   Termination Date by up to two years and then for additional six-month periods in perpetuity,
   thereby, providing for the Fund   s perpetual existence. If this is the
case, please note that a
   limited term fund would be expected to terminate or provide shareholders an appropriate exit mechanism at the end of the term. The staff has generally not objected to a limited extension based on a Board's determination that market conditions warranted extension of the original termination date. However, an extension of up to two years does not seem consistent with the disclosure in the prospectus that that Board will make such a determination based on
      prevailing market conditions.    Prevailing market conditions are
inherently short term. How
   can the Board know what will be the prevailing market conditions two years from the decision to extend the original Termination Date? Moreover, how is the Board s ability
   extend the Fund   s existence for six months periods in perpetuity or merge
or consolidate with
   another entity consistent with the notion of a limited term fund? Please revise the
   Declaration of Trust and this disclosure throughout consistent with this comment or explain why changes based on these comments should not be made.

    Further, we note that the Board could determine to conduct a tender offer to purchase 100%
    of the Fund's outstanding shares and cause the Fund to have a perpetual existence after the completion of an Eligible Tender Offer. Please explain how the Fund can convert to a perpetual existence if all the Fund's shares are purchased? Is there a minimum amount of net assets that must remain in the Fund after the completion of the Eligible Tender Offer to
    ensure the continued viability of the Fund (a    Termination Threshold   )?
If so, please revise




 Brian McGrady
May 18, 2021
Page 3 of 10


    the disclosure throughout to state the Termination Threshold and explain what will happen with the Eligible Tender Offer and the Fund depending on whether or not the Termination
    Threshold is met.

    We also note that the disclosure states that the    expiration date [of the
Eligible Tender Offer]
    shall be as of a date within twelve months preceding the Termination Date. Please supplementally explain whether the Eligible Tender Offer must be completed prior to the
    original Termination Date or whether the reference to    Termination Date
 also refers to any
    Extended Termination Date. If the latter, please clarify the disclosure and explain how this would work (e.g., when would the board determine the Extended Termination Date vis a via the timing of the expiration of the tender offer). If any Eligible Tender Offer must be completed prior to the original Termination Date and the Board determines to extend the
    Termination Date, please add disclosure throughout that the Fund does not intend to conduct an Eligible Tender Offer after the original Termination Date and disclose the options available to shareholders for exiting the Fund after the original Termination Date.

    Please also disclose, where appropriate, that the Adviser may have a potential conflict of interest in seeking to convert the Fund to a perpetual trust and in recommending any extension of the original Termination Date.

    Finally, please disclose, where appropriate, who will pay the costs and expenses associated with conducting a tender offer, regardless of whether a tender offer is consummated.

Distribution

9. Please relocate the disclosure regarding Rule 481(e) Dealer Prospectus Delivery Obligations to the back cover page. See Item 2.3 of Form N-2.

Prospectus Summary (pp. 1-22)
General
10. We note that the Prospectus summary is 22 pages long. The summary should provide a clear and concise description of the key features of the offering and the Fund, with cross references to relevant disclosures elsewhere in the Prospectus or Statement of Additional Information.
    We note that the disclosure in the summary is essentially a duplicate of disclosure that appears later in the prospectus. Please revise (e.g., consider shortening the descriptions of principal portfolio investments and investment risks which are 3 and 17 pages long, respectively, and eliminating repetitive disclosure). See Instruction to
Item 3.2 of Form N-2.





 Brian McGrady
May 18, 2021
Page 4 of 10


Leverage

11. The disclosure states that    although it has no current intention to do
so,    the Fund may also
    employ leverage by issuing preferred shares or by investing in derivative instruments that have the economic effect of leverage. Please clarify whether in fact the quoted disclosure is applicable to derivative instruments, given the disclosure elsewhere in the prospectus
    regarding the fund   s investments in derivatives.

12. Please explain in plain English the term    Effective Leverage.

13. The disclosure notes that the management and subadvisory fees payable to the Manager and
    Subadvisor, respectively, will be higher when leverage is utilized and that this will create a conflict of interest between the Manager and Subadvisor, on the one hand, and the holders of the common shares, on the other hand. Please disclose how this conflict will be managed.

Summary of Fund expenses (pp 24-25)

14. Disclosure on page 30 states that the Fund may invest in other investment companies, including mutual funds, closed-end funds, and ETFs. Unless the Fund anticipates that the indirect expenses from such investments will be less than one basis point, please add a
    caption for acquired fund fees and expenses (   AFFE   ) and reflect such
fees in the expense
    table.

15. With respect to footnotes one, two and three, please also state, if true, that the Fund is not obligated to repay these items of fees, compensation or expenses.

Use of Proceeds (p. 25)

16. If the Fund expects to take longer than three months to invest all net proceeds, please state the reasons for the expected delay. Please note that it should not take longer than six months to invest all proceeds.

Investment objective and Investment Strategies and Policies (pp. 25-31)

17. Please note that the comments set forth below also apply to the same or similar disclosure in the summary, subject to our earlier comment that the summary should be revised to include only the key features about the offering and the Fund.

Investment Strategies and Policies

18. Please disclose, if true, that the Fund will invest in equity securities issued by companies of any market capitalization.




 Brian McGrady
May 18, 2021
Page 5 of 10


19. Please specify the types of fixed income securities the Fund will invest in. Please also disclose whether the Fund has any criteria as to credit quality, maturity or duration.

20. Please provide an explanation of "contracted renewable power assets."

21. Please describe the United Nation   s Sustainable Development Goals and how
they are used
    in the investment process.

22. The disclosure states,    Generally, an issuer of a security is considered
to be U.S. or foreign
    based on the issuer   s    country of risk,    as determined by a
third-party service provider such
    as Bloomberg.    Please delete the term    generally    or specify when
country of risk    is not
    used. Please also specify the criteria used by a third-party service provider to determine country of risk.

Market Opportunity

23. Please disclose why alignment with the United Nation's Sustainability Development Goals will help drive investment returns in the Fund's investment in companies focused within the stated infrastructure megatrends (e.g., will the U.N. fund implementation of these goals or provide any subsidized incentives for companies to achieve these goals?).

Investment Process

24. According to the disclosure, as part of its selection process, the Subadvisor examines "several risk factors." Later, the disclosure states that the Subadvisor assesses ESG factors as one of
    "seven company specific risk factors." Please reconcile the number of factors relied upon by the Subadvisor. Please also identify and explain each risk factor that is used in the selection process.

25. Please provide more details about the Subadvisor   s model and how it is
used by the
    Subadvisor to determine what companies are selected for investment.

26. As the Subadvisor does not appear to rely on ESG as the exclusive factor considered in making its investment decision, please state, if accurate, than an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

27. While the Fund does not identify itself as an ESG fund, the Subadvisor assesses ESG factors, among other factors, in its investment decision-making process. We have the following
    comments relating to the Subadvisor   s ESG research process:





 Brian McGrady
May 18, 2021
Page 6 of 10


       a. ESG refers to a broad range of potential investments and issues. Please disclose how the Fund defines ESG as part of its own investment process and whether it intends to focus on any particular factor or factors.

       b. Please briefly describe the    research from an independent global
provider of ESG and
          corporate governance research    and describe the criteria the
Subadvisor uses in
          assessing the information available from such sources, consistent with its chosen ESG definition/focus.

28. In the first sentence of the last paragraph in this section, the Fund notes that it has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets in investments of the type suggested by its name. Please state the actual
policy (i.e.,    in
    securities issued by infrastructure companies   ).

Portfolio Composition

29. We note that "Derivative Transactions" in the "Risk Factors" section states, "Derivative
    transactions, or    derivatives,    may include options, forwards, futures,
options on futures and
    swap agreements." If the Fund will invest in such instruments as part of its principal investment strategy, please identify the specific investments in the principal strategy and add appropriate risk disclosure. If the fund will not invest in derivatives as part of its principal strategies, please move the risk to a discussion of non-principal risks in the prospectus or
    SAI.

Leverage (pp 32-34)

30. Please supplementally advise whether the Fund will continue to use leverage during the wind-down period prior to the Termination Date and, if so, why it would be appropriate to do
    so.

Risk Factors (pp. 35-51)

31. Additional disclosure in response to the comments below should generally be included here
    in the    Risk Factors    section. The    Risks    section in the
prospectus summary should be
    revised for brevity, consistent with our comment to shorten the disclosure.

32. Please include a risk factor for    Model Risk    describing the principal
risks associated with
    the Subadvisor's valuation model.

33. Limited Term Risk. Please address the risks related to a potential tender offer.




 Brian McGrady
May 18, 2021
Page 7 of 10


34. Infrastructure Industry Risk. According to the disclosure, "Infrastructure Industry Risk"
    includes risks associated with "social infrastructure companies." If the Fund will invest in
    "social infrastructure companies" as part of its principal investment strategy, please revise the section "Investment Strategies and Policies" accordingly. Please also explain what a social infrastructure company is.

35. Concentration Risk. Please tailor the "concentration risk" disclosure specifically to the infrastructure industry or group of industries.

36. Foreign Securities Risk. Please reconcile the first sentence with other disclosure in the filing
    that the Fund uses    country of risk    in determining the issuing country
of a security. In
    addition, please add more fulsome disclosure about the risks noted.

37. Emerging Markets Risk.

    a. Please disclose the risks related to market manipulation concerns and any limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders, against portfolio companies. See ADI 2020-11 Registered
Funds    Risk
       Disclosure Regarding Investments in Emerging Markets.

    b. If the Fund expects to invest in Chinese issuers, please address China risk in this section.

38. Convertible Securities Risk. We note that the Fund invests in convertible securities. If the
    Fund invests or expects to invest in contingent convertible securities (
CoCos   ), the Fund
    should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). For example, if CoCos will be a principal type of investment, the Fund should provide a description of them and appropriate risk disclosure in response to Item 8.2.

39. MLP Risk. If the Fund will invest in general partnership interests, please disclose any additional risks that the Fund will be subject to as a result of its investments in such interests, including general partner liability.

40. Debt Securities Risk. Please include an example of duration (e.g., a
duration of    three
    means that a security   s price would be expected to decrease by
approximately 3% with a 1%
    increase in interest rates).

41. Leverage Risk. Please cross-reference the disclosure later in the prospectus as to asset coverage ratios and other requirements under the 1940 Act with respect to borrowings, issuance of preferred shares and investments in derivatives.




 Brian McGrady
May 18, 2021
Page 8 of 10


42. Portfolio Turnover Risk. Please disclose in the "Investment Strategies and Policies" section, if true, that the Fund may engage in active and frequent trading as part of the Fund's principal strategy or explain why Portfolio Turnover Risk is included as a principal risk of the fund.

Management of the Fund (52-55)

43. Under    Portfolio Managers,    please state that the listed personnel are
primarily responsible
    for the day-to-day management of the Fund   s portfolio. See Item 9.1.c. of
Form N-2.

Dividend Reinvestment Plan (pp 56-59)

44. Please explain why the Fund may issue new shares when the Fund's NAV is greater than market price, rather than buying shares on the open market.

Description of capital structure (pp 59-60)

Preferred Shares and Other Securities

45. Please revise the last sentence of the first paragraph on page 60 to be consistent with other
    disclosure (e.g.,    At times, the dividend rate as redetermined on the
Fund   s preferred shares
    plus the expenses of issuance . . . .   )

Credit Facility

46. The disclosure includes a general discussion of the material restrictions that the Fund would expect in entering into a credit facility. Please let us know if the terms of the Credit Facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual restrictions and material terms of the credit facility. Please also file the executed credit facility as an exhibit to the registration statement.

Certain provisions in the declaration of trust and by-laws (pp. 61-64)

47. Under the heading, "Certain provisions in the declaration of trust," the disclosure states, "The information contained under this heading is only a summary and is subject to the provisions
    contained in the Fund   s Declaration of Trust and By-Laws and applicable
laws, which are on
    file with the SEC." We note that the Prospectus disclosure should fully cover the disclosure requirements of Items 10.1.a. and f. of Form N-2. Please remove the portion of the statement
    that appears to qualify the summary by reference to the Fund   s
organizational documents.





 Brian McGrady
May 18, 2021
Page 9 of 10


Control Share Acquisitions

48. According to the disclosure, the Fund   s By-laws provide for restrictions
on acquisition of
    control shares. We note that the Fund is a Delaware statutory trust and that Delaware has not adopted a control share acquisition statute. Please supplementally explain the legal basis for
    including these provisions in the Fund   s By-laws.

Other

49. Please revise the name of the heading entitled "Other" or include a new section entitled
    "Change of Control Provisions" or "Anti-Takeover Provisions."

50. Consider disclosing that preferred shares could also be used as an anti-takeover device.

Limited Term and Eligible Tender Offer

51. We note there is no disclosure of how the Fund will operate during the wind-down period prior to the Termination Date. Please add such disclosure where appropriate, in the prospectus.

Underwriting

52. Please clarify that Investors purchasing Shares in this offering will not be charged a sales load.

53. According to the disclosure, the Fund, among others, will indemnify the Underwriters or contribute to losses arising out of certain liabilities. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations

54. The qualification in the Fund   s concentration policy that it will    in
normal circumstances
    invest more than 25% of the value of its total assets at the time of purchase in the securities of issuers conducting their business activities in the infrastructure group of industries allows freedom of action to concentrate or not concentrate pursuant to management s discretion, without shareholder approval. This has been considered by the staff to be prohibited by
    Sections 8(b)(1) and 13(a)(3) of the 1940 Act, unless the statement of investment policy clearly indicates when and under what specific conditions any changes in the concentration policy would be made. Please delete this qualification or describe with specificity when and under what conditions any changes between concentration and non-concentration would be




 Brian McGrady
May 18, 2021
Page 10 of 10


    made. Please make corresponding changes to other statements of the Fund   s
concentration
    policy in the prospectus and SAI.

Custodian, Transfer Agent and Sub-Administrator

55. Please disclose the custodial arrangements for the Fund   s foreign
securities. See Item 20.6 of
    Form N-2 and Guidelines to Form N-2, Guide 9.

PART C: OTHER INFORMATION

56. Please file the actual agreements, rather than "form of" agreements, for the Custody
    Agreement, Transfer Agency and Service Agreement, and Fund Administration and
    Accounting Service Agreement.



                                            * * * *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
       You may contact me at (202) 551-6765 or cowanm@sec.gov if you have any questions.


                                                    Sincerely,
                                                    /s/ Mark Cowan
                                                    Senior Counsel


cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief